                                                                      EXHIBIT 11

                       Calculation of Earnings per Share

                              January 30, 1999 January 31, 1998 February 1,1997
                              ---------------- ---------------- ---------------
Net income                          $9,338          $7,348           $5,873
                                    ======          ======           ======
Weighted average common
 shares outstanding                  7,988           7,824            7,744


Effect of dilutive securities:
  Stock options                        297             295              317
                                    ------          ------           ------

Weighted average common shares
 and common share equivalents        8,285           8,119            8,061
                                    ======          ======           ======

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